Filed by Scient Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities
                                                            Exchange Act of 1934

                                         Subject Company:  iXL Enterprises, Inc.
                                                   Commission File No. 000-26167


    The following press release was issued jointly by Scient Corporation and iXL Enterprises, Inc.


INVESTOR RELATIONS:                            MEDIA RELATIONS:
Theresa A. Matacia, CFA                        iXL Corporate Communications
Scient Corporation                             Bill Getch
415/602-6833                                   770/380-8481
tmatacia@scient.com                            212/500-4964
                                               bgetch@ixl.com

                                               Shannon Whalen
                                               404/279-3944
                                               swhalen@ixl.com


             SCIENT AND iXL ENTERPRISES AGREE TO COMBINE TO EXPAND
                    THE SCOPE AND IMPACT OF THEIR SERVICES


NEW YORK, NEW YORK, July 31, 2001 - Scient Corporation
(NASDAQ: SCNT) and iXL Enterprises, Inc. (NASDAQ: IIXL) announced today that they have entered into a definitive agreement providing for a strategic merger of equals. Scient and iXL will become subsidiaries of a new parent company headquartered in New York City and operating under the Scient name. Both boards have approved the transaction and approximately 34% of the shareholders of each company have agreed to vote their respective shares in favor of the merger.

     In the transaction, each share of iXL and Scient common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.25 and 0.31 of a share, respectively, of new holding company's common stock.

     The transaction is expected to be accounted for as a purchase and is intended to be a non-taxable transaction to iXL's and Scient's shareholders. The merger agreement is subject to approval by both iXL's and Scient's shareholders and customary closing conditions, including the termination of Hart-Scott-Rodino Act waiting periods and effectiveness of new Scient's registration statement relating to the shares of common stock to be issued to iXL's and Scient's shareholders in the merger. The transaction is expected to close in the fourth quarter of 2001.

     First Union Securities and Credit Suisse First Boston Corporation acted as financial advisors to iXL. Thomas Weisel Partners, LLC and Morgan Stanley acted as financial advisors to Scient Corporation.

Strategic Rationale and Benefits

     Scient has extensive strategy and architect design expertise and by blending the engineering capabilities of both firms and leveraging iXL's powerful and competitively priced development and implementation skills, the new Scient will have a broader and deeper range of solutions that address the needs of the market.

     Scient and iXL expect a range of synergies to result from the proposed business combination and implementation of the combined company's business plan, including:

     o Business Synergies: The combined company is expected to have a strong competitive advantage. Scient has created a strong strategy offering with sophisticated diagnostic capability that clients need to drive results. Both Scient and iXL have built significant engineering/implementation capabilities and through iXL's extensive alliance network, the combined company can deliver core business process solutions. Post merger, clients will be able to take advantage of a fully integrated approach, from strategy through implementation, to achieve the results that they require.

     o Financial Synergies: Substantial cost savings are expected by consolidating overhead and technology infrastructure. There are also considerable real estate consolidation opportunities which, if successfully implemented, are expected to meaningfully reduce the long-term real estate exposure and increase financial flexibility. By capitalizing on these opportunities to eliminate redundancies, the new Scient is expected to significantly lower its cost structure, improve cash flow, and is expected to achieve breakeven earnings relatively quickly.

     o Management Synergies: Each firm has veteran leadership with extensive consulting industry experience and broad vertical market expertise. With common industry and delivery approaches as well as a strong colleague community, we believe the new Scient can successfully enhance its scalable business strategy with high value services.

     The combined company will have a veteran leadership team. Bob Howe, chairman and CEO of Scient, will become chairman of the new Scient, Bert Ellis, Chairman of iXL, will become Vice-Chairman of the new Scient, Chris Formant, CEO of iXL, will assume the role of CEO, Stephen Mucchetti, COO of Scient, will become COO, and Mike Casey, CFO of IXL, will assume the role of CFO.

     "We are all very excited about our strategic combination with iXL", stated Bob Howe, Chairman and CEO of Scient. "What makes this strategic combination such a unique opportunity is that we can leverage both firms formidable capabilities. Furthermore, our two franchises are highly compatible ----both have demonstrated leadership, both are very committed to a high degree of client satisfaction and both have built their business on creating value for their client. We believe the combined entity can achieve a leadership position in the market."

     Bert Ellis, Chairman of iXL, stated, "This merger has overwhelming strategic advantages but the expected financial synergies are even more compelling. We have already targeted over $100 million of anticipated annual cost savings by combining our two companies.

For example, had our two companies operated as a merged entity for the June 2001 quarter, we believe we would have reported, on a pro forma basis, approximately $3 million of positive EBITDA versus an aggregate EBITDA loss of $27 million. The synergies to be gained will enable the new Scient to achieve profitability."

     Chris Formant, CEO of iXL, stated, "The combination of Scient and iXL is intended to create one of the leading consulting firms in the world with a strong combination of resources, market focus and culture. We believe our customer experience driven approaches for B2C, B2B, and B2E bring a set of solutions and capabilities that is difficult to match. IDC recently predicted that the e-services demand is expected to grow from $22 billion in 2000 to $68 billion in 2005, driven by the financial services, manufacturing, and retail industries. The new Scient is being created to capitalize on this growth opportunity."

     Scient and iXL will be holding a joint conference call to discuss merger details today, July 31, at 9 a.m. (EDT)/6 a.m. (PDT). Access to the call is as follows:

United States:             (800) 406-5345; Passcode:  536665
Outside United States:     (913) 661-0825; Passcode:  536665

     A replay of the July 31st call will be available through August 7, 2001. Access to the replay is as follows:

United States:             (888) 203-1112; Passcode:  536665
Outside United States:     (719) 457-0820; Passcode:  536665

About Scient(R): Scient delivers real results for clients, using extensive eBusiness experience to reduce cost and create new revenue opportunities, based on:

          eBusiness Focus: From the start, Scient's only business has been eBusiness, allowing Scient to gain leading know-how, from strategy development through implementation;

          Industry Expertise: Scient's extensive industry-specific experience in identifying and delivering eBusiness initiatives with high impact; and

          Proven Approach: Scient's dynamic integration of strategy, customer experience and technology that drives powerful and differentiated results, faster.

Since 1998, Scient has completed projects for 165 clients, from Global 2000 businesses to start-ups. Headquartered in New York, Scient has offices in London and in key regions throughout the United States. For more information, please go to www.scient.com or call 917-534-8200.

About iXL Enterprises: iXL is an industry-focused global consulting and services company. iXL solves fundamental business issues by digitizing and integrating our clients' sales, customer service, training, production and distribution processes to facilitate interactions with all customers, employees and suppliers across all channels. iXL has done this successfully for some of the world's leading companies, including AIG, BellSouth, British Airways, Budget Rent a Car, Chase, Citicorp, The Coca-Cola Company, Delta Air Lines, DuPont, Eastman Chemical, FedEx, First Union, Fleet, GE and LloydsTSB via its Enterprise, Travel/Transportation, Financial Services, Retail/Consumer Packaged Goods and Manufacturing groups. For more information, visit www.ixl.com .

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or iXL Enterprises' or Scient Corporation's future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could", "should," "expects," "plans," "anticipates," "believes," "estimates," "projects ", "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements include, but are not limited to, statements regarding: the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company. These statements involve known and unknown risks, uncertainties and other factors that may cause iXL Enterprises' or Scient Corporation's or their industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the inability to obtain, or meet conditions imposed for approvals for the business combination, failure of the iXL Enterprises or Scient Corporation stockholders to approve the mergers, the risk that the iXL Enterprises and Scient Corporation's businesses will not be coordinated and integrated successfully, and disruption from the merger making it more difficult to maintain relationships with clients, lenders, employees, suppliers or other constituents. For a detailed discussion of additional factors that could cause iXL Enterprises' or Scient Corporation's results to differ materially from those described in the forward-looking statements, please refer to iXL Enterprises' and Scient Corporation's filings with the Securities and Exchange Commission, especially the sections titled "Special Note Regarding Forward-Looking Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors" in iXL Enterprises' 2000 Annual Report on Form 10-K and "Special Note Regarding Forward-Looking Statements" and "Business -- Risk Factors" in Scient Corporation's 2000 Annual Report on Form 10-K. These factors may cause iXL Enterprises' or Scient Corporation's actual results to differ materially from any forward-looking statement.

ADDITIONAL INFORMATION

In connection with these transactions, iXL Enterprises and Scient Corporation will file a joint proxy statement/prospectus and other relevant documents with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the joint proxy statement/prospectus carefully and in its entirety when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by iXL Enterprises free of charge by requesting them in writing from iXL Enterprises, 1600 Peachtree St., NW, Atlanta, GA 30309, Attention: Michael J. Casey, or by telephone at 404-279-1000. You may obtain documents filed with the SEC by Scient Corp. free of charge by requesting them in writing from Scient Corporation, 860 Broadway, New York, NY 10003, Attention: Michael Hand, or by telephone at 917-534-8200.

iXL Enterprises and Scient Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of iXL Enterprises and Scient Corporation in connection with the mergers. Information about the directors and executive officers of iXL Enterprises and their ownership of iXL Enterprises stock is set forth in the proxy statement for iXL Enterprises' 2000 annual meeting of stockholders.

Information about the directors and executive officers of Scient
Corporation and their ownership of Scient Corporation stock is set forth in the proxy statement for Scient Corporation's 2001 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Investors are urged to read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

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